February 5, 2008

Ms. Deanie J. Underwood
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

Re: By Design, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
Filed January 8, 2008
File No. 333-145760

Dear Ms. Underwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Our Company, page 4

1.   In the first paragraph you state your consulting services and associated products will be sold through your "parent company." Please clarify that those services and associated products will be sold by you, By Design, Inc. As currently written, the disclosure gives the impression that you have a have a parent company, but it

is our understanding that you do not. Please make corresponding changes throughout the document where appropriate.

Management's Discussion and Analysis, page 13

General

2. Revise your selected operating data for the year ended December 31, 2006 to conform to your audited financial statements.

Results of Operations, page 14

3. We reviewed your response to our prior comment 12 and the related revisions to your MD&A disclosure. Your discussion does not appear to fully explain material changes in your results of operations for the interim periods, specifically cost of goods sold, amortization & deprecation, and write offs - inventory. Please revise your MD&A discussion to address these line items. Reference is made to Item 303 of Regulation S-B.

Proposed Milestones to Implement Business Operations, page 17

4. You state you were profitable in your most recent nine month period. Please revise your filing for consistency with your financial statements.

Clients and Competition, page 20

5. Please list the names of your four main clients.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

6. The periods in the opinion and the consent at Exhibit 23.1 do not appear to be consistent with the periods covered by your financial statements, specifically the period ended December 31, 2005. Please have your auditor amend its opinion and consent to reference the same period as the financial statements.

Consolidated Statements of Stockholders' Equity, page F-6

7. We have considered your response to our prior comment 20. Based on your response, it does not appear that you performed any valuation analysis of your stock at the time shares were issued to employees for services. Accordingly, we are unclear how you are able to justify valuing the shares at $0.001 per share. Provide us with a detailed analysis of all events that occurred from the date of

issuance of shares to employees in February 2005 and your private placement in July 2005 and estimated impact that these events had on your stock price. Alternatively, revise your financial statements to value shares issued to employees at $0.50 per share which appears to be the best indicator of the fair value of your stock on that date.

Notes to Consolidated Financial Statements

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Inventories, page F-10

8.   Please tell us and disclose the circumstances that led you to write off a significant portion of your inventory during the current period. In your response, explain to us why these circumstances did not exist as of December 31, 2006. Reference any authoritative accounting literature relied upon.

Products and services, geographic areas and major customers, page F-11

9.   Please update your disclosure to include a discussion of your major customers. Reference is made to paragraph 39 of SFAS 131.

Note 2. Related Party Transactions, page F-12

10.   We note your response to our prior comment 21. It appears that you inadvertently included your June 30, 2007 balance in this disclosure. Please revise your filing.

Part II

Item 28. Undertakings, page 34

11.   Please revise to include the undertakings required by Item 512(g)(2) of Regulation S-B.

Exhibits, page 34

12.   We note that the opinion filed as Exhibit 5.1 on August 29, 2007 specifically refers to the registration statement filed on that same date. Please confirm that you will provide an updated opinion that references all subsequent amendments. Alternatively, please provide a revised opinion that omits the filing date and instead refers to the Commission file number (333-145760).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Accountant at 202-551-3295 or Robert Telewicz, Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David J. Wagner, Esq. (*via facsimile*)